

March 18, 2015

<u>Via E-mail</u>
Roger Branton
Chief Financial Officer
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

> **Re: xG Technology, Inc.**
> **Form Pre 14C**
> **Filed March 10, 2015**
> **File No. 001-35988**

Dear Mr. Branton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

Please tell us the identity of the shareholders that have provided written consent and describe the shareholders' respective relationships to xG Techonology, Inc. In addition, please describe the events that led to the obtainment of written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Emily Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        David E. Danovitch, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck P.C.